Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.850% Senior Medium-Term Notes, Series J due 2028	101.324%	$405,296,000	$50,459.35

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated August 6, 2018 (To Prospectus dated January 30, 2017 and Prospectus Supplement dated January 30, 2017) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-209450

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate)

$400,000,000* 3.850% Senior Notes Due 2028

* The Notes identified above are the Notes being initially offered on the date of this pricing supplement, and are referred to as the “Reopened Notes.”

The Reopened Notes are a further issuance of and are fungible with the $500,000,000 aggregate principal amount of The Bank of New York Mellon Corporation’s 3.850% Senior Notes due 2028, issued on April 30, 2018, which are referred to as the “Original Notes.” Accrued interest on the Reopened Notes from April 30, 2018 to but excluding the date of delivery must be paid by the purchaser.

The Original Notes were issued at a price to the public of 99.778% per Note, or $498,890,000 in total, with an underwriting discount of 0.150% per Note, or $750,000 in total, yielding proceeds, before expenses, to The Bank of New York Mellon Corporation of 99.628% per Note, or $498,140,000 in total.

Trade Date: August 6, 2018

Issue Date: August 13, 2018 (for the Reopened Notes) and April 30, 2018 (for the Original Notes)

Principal Amount of the Reopened Notes: $400,000,000

Total Principal Amount of the Reopened Notes and Original Notes: $900,000,000

Net Proceeds (Before Expenses) to Issuer from the Reopened Notes: $409,102,111.11

Price to Public for the Reopened Notes: 101.324% plus accrued interest from April 30, 2018 to but excluding the Issue Date for the Reopened Notes

Commission/Discount: 0.150%

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date: April 28, 2028

Interest Payment Dates: Semi-annually on the 28th day of April and October of each year, commencing October 28, 2018 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 3.850% per annum

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity

The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: Subject to the discussion below regarding amortizable bond premium, a U.S. holder will generally be taxed on interest on the Reopened Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder’s method of accounting for tax purposes. However, the portion of the first interest payment on the Reopened Notes that represents a return of the 103 days of accrued interest that a U.S. holder paid as part of the issue price of the Reopened Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income.

Because the purchase price of the Reopened Notes exceeds the principal amount of the Reopened Notes, a U.S. holder may elect to treat the excess (after excluding the portion of the purchase price attributable to accrued interest) as amortizable bond premium, as discussed in the prospectus supplement under “United States Federal Income Tax Consequences—U.S. Holders—Amortization of Bond Premium.”

See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for further discussion of the United States federal income tax consequences of investing in the Notes.

The following selling restriction is in addition to any other selling restrictions set out in the accompanying prospectus supplement.

PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. This pricing supplement and the accompanying prospectus and prospectus supplement is not a prospectus for the purposes of the Prospectus Directive as implemented in member states of the EEA.

The selling restrictions for the following jurisdictions appearing in the accompanying prospectus supplement are amended in their entirety as follows:

South Korea: The Notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the Notes have been and will be offered in Korea as a private placement under the FSCMA. None of the Notes may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the Notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Notes.

The People’s Republic of China: This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been filed with or approved by the authorities of the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), and are not an offer of securities within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may not be delivered to any party who is not an intended recipient and may not be circulated or distributed in the People’s Republic of China, and the Notes may not be offered or sold, directly or indirectly, to any resident of the People’s Republic of China, or offered or sold to any person for re-offering or re-sale, directly or indirectly, to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China.

Plan of Distribution: The Reopened Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Reopened Notes to be Purchased
Barclays Capital Inc.	$80,000,000
HSBC Securities (USA) Inc.	$80,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$80,000,000
Wells Fargo Securities, LLC	$80,000,000
BNY Mellon Capital Markets, LLC	$32,000,000
ANZ Securities, Inc.	$8,000,000
Macquarie Capital (USA) Inc.	$8,000,000
National Bank of Canada Financial Inc.	$8,000,000
Santander Investment Securities Inc.	$8,000,000
SG Americas Securities, LLC	$8,000,000
R. Seelaus & Co., Inc.	$4,000,000
Samuel A. Ramirez & Company, Inc.	$4,000,000

Total:	$400,000,000

The Agents expect to deliver the Reopened Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Reopened Notes will not be made on a T+2 basis, investors who wish to trade the Reopened Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $120,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.